Rule 12g3-2(b) File No. 82/5168

02060078

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

18 November, 2002

NOV 20

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Enclosures: - "29 October 2002 – Customer and Revenue Growth for Nine Months to End September"

Rule 12g3-2(b) File No. 82/5168

COPY

orange™

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone : +33 1 44 44 32 36/39
Facsimile : +33 1 44 44 53 41

18 November, 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - "29 October 2002 – Customer and Revenue Growth for Nine Months to End September"

29 October 2002

CUSTOMER AND REVENUE GROWTH FOR NINE MONTHS TO END SEPTEMBER

Continued Strong Growth in Customers and Revenues
Continued Positive Trends in Average Customer Revenues

London and Paris 29 October 2002: Orange today announced further strong performance in revenue and customer growth for the nine months ended 30 September 2002.

- **Customers**: Group customer base up 2.5 million in the first nine months of the year to 43.2 million:
  - continued focus on contract growth
  - strengthened market leadership in France
  - Rest of World customer base up 826k to 11.4 million

- **Revenues**: strong performance in revenue growth:
  - recurring network revenues up 15.4% year on year to €11.5 billion
  - 12.8% increase in total revenues to €12.5 billion

- **Annual average revenues:** first year on year increase in UK annual average revenues:

  UK: overall annual average revenue per user up 3.2% year on year to £258 (strongest ever quarterly increase)
  - voice average revenue per user up 1.4% compared to previous quarter to £222
  - contract ARPU up 2.0% on Q3 2001 to £560 and prepay ARPU up 2.5% to £124

  France: significantly reduced rate of decline in average revenues:
  - overall annual average revenue per user falls 3.8% year on year to €380 (smallest ever quarterly decline)
  - contract ARPU down 2.6% on Q3 2001 to €566 and prepay ARPU down 5.1% to €166

- **Non-voice:** momentum building:
  - group non-voice revenues reach €1,203 million. Now represent 10.5% of group recurring network revenues
  - in Q3 2002, non-voice services accounted for 14.2% of UK and 8.3% of French recurring revenues

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

"Our results continue to demonstrate the strength, growth and increasing quality of Orange's customer base. They also continue to show the enormous untapped potential of our existing voice and non-voice services. What they can't yet show is the impact of the new Wirefree^{TM} devices and services we are rapidly introducing – including picture messaging, email, instant messaging and the ability to access your personal and business data bases, diary and emails wherever you are, through Orange. As these services progressively become ubiquitous, they will add to Orange's future growth and value, as well as further changing the way people and organisations communicate."

"The future's bright, the future's Orange."

Customer and Revenue Growth for the Nine Months Ended 30 September 2002

Customers

Orange Group increased its total controlled customer base[(1)] by 2.5 million in the nine months ended 30 September 2002 to 43.2 million, 12.6% higher than at the end of September 2001.

Orange France[(2)] added 972k net new customers in the nine months to the end of September 2002, including 170k net new customers in the third quarter, increasing its total market share to 49.8% at the end of September 2002 (49.3% at the end of June 2002 and 48.0% at the end of September 2001).

Orange France's registered customer base is now 18.8 million, 13.2% higher than at the end of September 2001. Of the 18.8 million, 18.3 million customers (97.4%) were active under the "Autorité de Régulation des Télécommunications" ("ART") definition.

Orange France has 10.3 million registered contract customers, 54.6% of the base (compared with 52.8% at the end of September 2001). For the first nine months of 2002, 84.8% of net growth was on contract tariffs, compared with 38.6% in the same period last year.

Orange UK added 673k net new customers in the nine months to the end of September 2002, including 258k net new customers in the third quarter alone, taking its active customer base to 13.1 million at the end of September this year. The proportion of contract customers in the base is now 31.7%, compared with 29.6% at the end of September 2001.

As in France, this reflects the refocus towards higher value market segments, 56.9% of Orange UK growth in the first nine months of 2002 was on contract tariffs (22.5% in the nine months ended September 2001).

Orange Rest of World operations also grew strongly, adding 826k net new customers in the first nine months of the year, taking their combined customer base[(1)] to 11.4 million, an 18.4% increase on September 2001.

Revenues

Group recurring network revenues[1] were up 15.4% to €11.5 billion for the nine months ended 30 September 2002.

Including equipment sales revenues, group total revenues[1] were up 12.8% on the first nine months of 2001 to €12.5 billion.

Orange France recurring network revenues grew 13.7% to €5.2 billion for the period and Orange UK recurring network revenues grew 18.3% to €4.0 billion. Rest of World recurring network revenues were €2.4 billion, up 15.2% compared to the same period last year.

Average revenue per user ("ARPU")

Average customer revenues trends continued to support Orange's expectations of the path to a wirefree future. In Q3 2002, Orange UK annual rolling blended ARPU[3] showed its strongest ever quarterly increase and its first ever year on year increase. The rate of decline also continued to reduce in France.

Orange UK overall annual average revenue per user increased 3.2% to £258 in the third quarter of 2002, up from £250 (twelve months ended September 2001).

This reflected increases in average revenues for both contract and prepay customers, as well as the improved mix of contract customers. Annual average revenue per user on the contract base increased 2.0% from £549 at September 2001 to £560 at September 2002, while the prepay average moved from £121 at September 2001 to £124 at September 2002.

Average revenues for voice usage alone also increased. Overall voice annual average revenue per user increased 1.4% in the quarter to £222 per customer, while the contract voice average increased from £510 (twelve months ended June 2002) to £511 for the twelve months ended September 2002.

Orange France overall annual average revenue per user fell 3.8% to €380 for the twelve months ended September 2002, from €395 (twelve months ended

September 2001). The rate of decline continued to reduce significantly, and is expected to continue towards inflection, helped by the improving customer mix. Annual contract average revenues per user were €566 for the twelve months to the end of September 2002, while average prepay revenues were €166 for the same period.

Non-voice revenues

Usage of non-voice services continued to grow, and contributed 14.2% of Orange UK network revenues in the third quarter of the year (14.1% for Q2 2002 and 10.9% in Q3 2001). In France, non-voice usage represented 8.3% in Q3 2002 (7.7% for Q2 2002 and 3.0% for Q3 2001).

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Niamh Byrne
Group Head of Global Media Relations + 44 (0) 7977 002 811

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the three months ended 30 September 2002 and 2001 and nine months ended 30 September 2002 and 2001

Total revenues	*Three months ended 30 September (millions of €)* 2002	2001[(1)] pro forma	*Nine months ended 30 September (millions of €)* 2002	2001[(1)] pro forma
	(unaudited)		(unaudited)	
Orange France	1,980	1,786	5,616	4,963
Orange UK	1,549	1,386	4,419	3,953
Rest of World	1,012	880	2,638	2,252
Inter segment eliminations	(57)	(15)	(130)	(49)
Total	**4,484**	**4,037**	**12,543**	**11,119**

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's total revenues in Q3 2002 and in Q3 2001 on a pro forma basis.

Customer base	*As at 30 September (in thousands)* 2002	2001[(1)] pro forma
Orange France	18,795	16,601
Orange UK	13,060	12,181
Rest of World	11,389	9,618
Total	**43,244**	**38,400**

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's customer base in Q3 2002 and in Q3 2001 on a pro forma basis.

Customer net additions	*9 months ended 30 September (in thousands)* 2002	2001[(1)] Pro forma
Orange France	972	2,290
Orange UK	673	2,347
Rest of World	826	2,050
Total	**2,471**	**6,687**

Note: MobiNil's customer net additions are proportionately consolidated (71.25%) into Rest of World's net additions in Q3 2002 and in Q3 2001 on a pro forma basis.

Selected information for the nine months ended 30 September 2002 and 2001

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[3] basis.

	Three months ended 30 September		Nine months ended 30 September	
	2002	2001	2002	2001
France				
Customers (in thousands) (period end)			18,795	16,601
Contract			10,269	8,760
Prepay			8,526	7,841
Recurring network revenues (€ in millions)[5]	1,840	1,643	5,211	4,583
Equipment and other revenues (€ in millions)	140	143	405	380
Total revenues (€ in millions)	1,980	1,786	5,616	4,963
Annual average revenue per user (€)[3]			380	395
Contract			566	581
Prepay			166	175
UK				
Customers (in thousands) (period end)			13,060	12,181
Contract			4,144	3,606
Prepay			8,916	8,575
Recurring network revenues (€ in millions)[5]	1,377	1,220	3,964	3,351
Equipment and other revenues (€ in millions)	172	166	455	602
Total revenues (€ in millions)	1,549	1,386	4,419	3,953
Annual average revenue per user (£)[3]			258	250
Contract			560	549
Prepay			124	121

Selected information for the nine months ended 30 September 2002 and 2001

	Three months ended 30 September		Nine months ended 30 September	
	2002	2001[1]	2002	2001[1]
Rest of World data				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)			1,027	1,154
Total revenues (€ in millions)	105	100	296	274
Slovakia – Orange				
Customers (in thousands) (period end)			1,615	981
Total revenues (€ in millions)	80	60	227	166
Denmark – Orange				
Customers (in thousands) (period end)			574	593
Total revenues (€ in millions)	68	50	177	140
Romania – Orange				
Customers (in thousands) (period end)			2,020	1,444
Total revenues (€ in millions)	99	99	289	281
Belgium – Mobistar				
Customers (in thousands) (period end)			2,220	2,400
Total revenues (€ in millions)	262	225	740	627
Switzerland – Orange				
Customers (in thousands) (period end)			1,040	881
Total revenues (€ in millions)	185	150	508	438
Egypt – MobiNil (at 71.25%)				
Customers[1] (in thousands) (period end)			1,519	1,323
Total revenues[1] (€ in millions)	134	127	134	127
Other Countries				
Customers (in thousands) (period end)[4]			1,374	842
Total revenues (€ in millions)	79	69	267	199
Total Rest of World				
Customers (in thousands) (period end)			11,389	9,618
Total revenues (€ in millions)	1,012	880	2,638	2,252

Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the nine months ended 30 September 2001 and three months ended 30 September 2001 relate to pro forma information prepared as if MobiNil, which was acquired from France Telecom on 1 July 2002, had been part of the Orange group over the period 1 July 2001 to 30 September 2001.

MobiNil's financial and operating data are proportionately consolidated (71.25%) into ROW and Orange group in Q3 2002 and in Q3 2001 on a pro forma basis.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing recurring network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a

period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(5) Recurring network revenues include access charges and usage fees.